FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA announces its unaudited results for the Fourth Quarter of 2010

February 28, 2010

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the fourth quarter and full year 2010.

Summary

Results				12 months
(Ps. million)	4Q09	4Q10	% Chg	2009	2010	% Chg
Revenues	8,452	9,151	8	30,871	34,965	13
Operating Income	537	565	5	2,445	2,511	3
Consolidated Net Income	157	458	192	884	1,204	36
Net Income of Majority Interest	63	320	412	595	909	53
Adjusted EBITDA	1,026	1,442	41	4,406	5,402	23
Operating Margin	6.3%	6.2%		7.9%	7.2%
Adjusted EBITDA Margin	12.1%	15.8%		14.3%	15.4%
EPS (Ps.)	0.10	0.49		1.05	1.40
EPADS (US$)	0.03	0.16		0.32	0.45
Construction Backlog	34,733	34,974	1

Full year revenue was Ps. 34,965 million, 13% above the 2009 level and 119% higher than the level five years earlier. This represents the seventh year of revenue growth in the past eight.  Adjusted EBITDA reached Ps. 1,442 million for the fourth quarter and Ps. 5,402 million for the full year 2010. Fourth quarter and full year Adjusted EBITDA margins reached 15.8% and 15.4%, respectively—also setting new highs for margin.  The results for the fourth quarter and the year solidify ICA’s position as the leading construction and infrastructure operations company in Mexico.

Growth during the fourth quarter was spurred by Industrial Construction, as the major refinery upgrade projects that were assigned in 2009 and early in 2010 entered the construction phase.  Infrastructure Operations also generated strong growth in 4Q10, with seven operating concessions and nine concessions under construction.  The Aqueduct II water project in Queretaro was completed and began operations on February 17, 2011.

For the full year 2010, all ICA’s business divisions grew at rates ranging from 11 to 34%, except for Rodio which is being affected by the recessions in the construction sector in Spain and Portugal.

Backlog remained steady as compared to the end of the third quarter, and was Ps. 34,974 million as of December 31, 2010.

For additional information contact:
Alonso Quintana, CFO alonso.quintana@ica.com.mx Luz Montemayor, IRO (5255) 5272 9991 ext. 3692 luz.montemayor@ica.com.mx	Investor Contact: relacion.inversionistas@ica.com.mx In the United States: Zemi Communications, Daniel Wilson (1212) 689 9560 dbmwilson@zemi.com

Total contract awards and net additions to existing contracts totaled Ps. 28,090 million during 2010.  Major new contracts awarded during the year included the Mitla-Tehuantepec highway, the Atotonilco water treatment plant, the Salina Cruz and Minatitlan clean fuels refinery upgrades, and the Pacific Access Channel (PAC-4) contract, part of the overall expansion of the Panama Canal.

Net income of majority interest for 2010 was Ps. 909 million, 53% above the 2009 level. Net income of majority interest increased primarily as a result of a change in estimates for deferred taxes. (See discussion under Consolidated Results—Fourth Quarter—Taxes).  Earnings per share were Ps. 1.40, and earnings per ADS were US$0.45.

In February 2011, ICA placed US$ 500 million in 10-year senior notes, with an 8.9% coupon. Approximately 50% of the proceeds were used to repay existing debt; the balance, after payment of fees and expenses, is being used to fund investment commitments under current and future infrastructure projects and for general corporate purposes. The resources from the offering are expected to give ICA greater flexibility to take advantage of the opportunities for infrastructure development in Mexico and select other Latin American markets, and sustain its leadership position in the industry.

Investor Relations	www.ica.com.mx	2/24

Construction

Civil Construction

Ps. Million	4Q09	4Q10	% Chg	2009	2010	% Chg
Revenues	6,006	5,470	(9)	19,604	22,143	13
Operating Income	13	160	1,177	702	841	20
Adjusted EBITDA	168	616	266	1,406	2,118	51
Operating Margin	0.2%	2.9%		3.6%	3.8%
Adjusted EBITDA Margin	2.8%	11.3%		7.2%	9.6%
Debt	7,923	14,486
Cash and Cash Equivalents	785	768
Backlog	28,013	26,081	(7)

•
Civil Construction revenues decreased in 4Q10 largely as a result of delays in the delivery of rights of way for some projects as well as the completion of certain urban construction projects. The Mexico City Metro Line 12 and the La Yesca hydroelectric project continued to be the largest projects under construction in the quarter.

•	Adjusted EBITDA increased principally due to a lower base in 4Q09 EBITDA, which was affected by reductions in the estimated profitability of some projects.

•
Debt increased largely due to additional draws on the La Yesca debt facility, which were permitted as a result of approved certifications for completed work on the project. The La Yesca hydroelectric project, which has been undertaken under the financed public works mechanism, accounted for 59% of debt in Civil Construction and 26% of ICA’s total debt. The La Yesca debt is expected to be repaid in full upon project completion.

•
Civil Construction backlog was Ps. 26,081 million at year end, a decrease 7% from December 31, 2009, principally as the result of the completion of certain urban construction projects and advances in the execution of others. Civil Construction currently accounts for 75% of ICA’s consolidated backlog.

Largest revenue contribution projects of 4Q10	Executed Work (Ps. Million)	Scheduled Completion
Line 12 Mexico City Subway	1,152	2Q12
La Yesca Hydroelectric Project	1,074	4Q12
Eastern Tunnel	310	1Q13
Rio de los Remedios Ecatepec Highway	310	1Q11
Necaxa-Tihualtan Highway	242	2Q12

Investor Relations	www.ica.com.mx	3/24

Industrial Construction

				12 months
Ps. Million	4Q09	4Q10	% Chg	2009	2010	% Chg
Revenues	782	1,670	114	3,974	4,401	11
Operating Income	64	144	124	228	213	(7)
Adjusted EBITDA	82	158	93	301	274	(9)
Operating Margin	8.2%	8.6%		5.7%	4.8%
Adjusted EBITDA Margin	10.5%	9.4%		7.6%	6.2%
Debt	511	155
Cash and Cash Equivalents	668	1,193
Backlog	6,320	8,455	34

•
Revenues and Adjusted EBITDA increased 114% and 93%, respectively, compared to 4Q09 because of the execution of projects including the Poza Rica cryogenic plant and the four clean fuels projects at the Salina Cruz, Madero, Cadereyta, and Minatitlán refineries, and the execution of a project for AHMSA in the private sector.

•	Debt decreased to Ps. 155 million from Ps. 511 million, principally as the result of collections on the Chicontepec II project.

•
Industrial Construction backlog increased 34% from the prior year period to Ps. 8,455 million, as a result of the award of new projects including the clean fuels projects for the Minatitlán and Salina Cruz refineries, increases in other previously awarded contracts, and new contract awards. Industrial Construction backlog accounted for 24% of total backlog as of December 31, 2010, as compared to 18% as of December 31, 2009.

Largest revenue contribution projects of 4Q10	Executed Work (Ps. Million)	Scheduled Completion
Poza Rica 1 Criogenic Plant	311	4Q11
Madero Clean Gasoline Plant	234	1Q13
AHMSA 2nd Fase	194	3Q12

Investor Relations	www.ica.com.mx	4/24

Rodio

				12 months
Ps. Million	4Q09	4Q10	% Chg	2009	2010	% Chg
Revenues	219	172	(21)	1,514	1,306	(14)
Operating Income	4	(24)		43	13	(70)
Adjusted EBITDA	19	(11)		110	76	(31)
Operating Margin	1.9%	-14.2%		2.9%	1.0%
Adjusted EBITDA Margin	8.6%	-6.6%		7.3%	5.8%
Debt	145	208
Cash and Cash Equivalents	105	80
Backlog	400	438	9

•	Revenues, operating income, Adjusted EBITDA and margins of Rodio decreased as a result of the impact of recessions in Spain and Portugal.

•	Rodio implemented a restructuring to adapt the organization to current market conditions; the restructuring provision was included in 4Q10 results.

Investor Relations	www.ica.com.mx	5/24

Construction Backlog

As of December 31, 2010		Current Backlog	Termination Date	Total Contract (Ps. million)	Project Progress (%)

Civil Construction	75%	26,081
Mitla Tehuantepec Highway		5,591	4Q13	5,591	0
H.P. La Yesca		3,385	4Q12	13,247	74
Eastern Outlet Tunnel		2,837	1Q13	4,729	40
Agua Prieta Water Treatment Plant		2,211	4Q13	2,211	0
Rio de los Remedios Ecatepec Highway		2,108	1Q11	5,202	59
Atotonilco Water Treatment Plant		1,676	1Q13	1,743	4
Subway Línea 12		1,600	2Q12	9,234	83
PAC-4		1,243	3Q13	1,465	15
Nuevo Necaxa - Tihuatlán Highway		1,072	2Q12	1,798	40
El Realito Aqueduct		1,053	1Q13	1,053	0
Other Civil Construction Projects		3,306

Industrial Construction	24%	8,455
Salina Cruz Clean Gasoline Plant		2,028	2Q13	2,339	13
Madero Clean Gasoline Plant		1,797	1Q13	2,418	26
Minatitlán Clean Gasoline Plant		1,439	2Q13	1,591	10
Cadereyta Clean Gasoline Plant		1,252	3Q12	1,749	28
Poza Rica Criogenic Plant		727	4Q11	1,830	60
Other Industrial Construction Projects		1,212

Rodio	1%	438
Projects in Spain, Morocco, Mexico and Central America		438

Total		34,974

•
Construction backlog was Ps. 34,974 million as of December 31, 2010. Civil Construction accounted for 75% of backlog, Industrial Construction 24%, and Rodio 1%. Backlog was the equivalent of 15 months work at 4Q10 levels.

•
Additions to backlog totaled Ps. 8,553 million in 4Q10, mostly due to additions to existing contracts, as well as new project awards. The principal new projects included the Los Panales reservoir dam in Civil Construction and the Tsimin-B drilling platform in Industrial Construction.

•	58% of projects in backlog as of December 31, 2010 were fixed price contracts, 12% were unit price contracts, and 30% had both unit price and fixed price components.

•
Foreign currency denominated projects were 28% of backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, a portion of the clean fuels projects, and the PAC-4 contract in Panama.

•	38% of backlog is from projects in the Infrastructure Concessions division that are in the construction phase.

Investor Relations	www.ica.com.mx	6/24

•	The ratio of new contracts to construction revenues (the book and burn ratio) was 1.2 during 4Q10.

Backlog	million pesos	Projected Months of Work *
Balance, September 30, 2010	33,733	14.5
New contracts	8,553	3.7
Work executed	7,312	3.2
Balance, December 31, 2010	34,974	15.0

Share of Backlog
Projects in Mexico	95%
Projects outside Mexico	5%
Public sector clients	92%
Private sector clients	8%
* Based on construction work at 4Q10 average rates

Investor Relations	www.ica.com.mx	7/24

Infrastructure

Concessions

				12 months
(Ps. Million)	4Q09	4Q10	% Chg	2009	2010	% Chg
Total Revenues	563	698	24	2,230	2,677	20
Traffic	379	316	(17)	1,278	1,260	(1)
Financial	69	122	77	403	634	57
Services	65	84	29	336	384	14
Construction	50	176	252	213	399	87
Operating Income	294	116	(61)	707	589	(17)
Adjusted EBITDA	464	349	(25)	1,340	1,535	14
Operating Margin	52.2%	16.6%		31.7%	22.0%
Adjusted EBITDA Margin	82.4%	49.9%		60.1%	57.3%
Debt	9,775	12,663	30
Cash and Cash Equivalents	1,866	1,516	(19)

•
Revenues increased 24% compared to 4Q09, principally because of an increase in revenues generated by projects under construction, principally the Nuevo Necaxa-Tihuatlán, Rio Verde-Ciudad Valles, and the La Piedad bypass highways.

•
Adjusted EBITDA decreased principally because of the high level in 4Q09 that resulted from the cancellation of some provisions, and because of increased maintenance expenses on some highway concessions in 4Q10.

•
Debt increased 30% as a result of the advance in the execution of projects that are under construction, principally the Río Verde-Ciudad Valles highway, the Nuevo Necaxa-Tihuatlán highway, and the La Piedad bypass.

•
ICA has five concessioned water projects and 11 highway concessions. Of the 16 concessions, seven were operational at year-end.  The start of operations of Aqueduct II in February 2011 brings the total of operational projects to eight.

Investor Relations	www.ica.com.mx	8/24

Concession Summary

Highways	% Ownership	Equity + Debt	Length (km)	Type	Beg. of Operations	Avg. Daily Traffic Volume (ADTV)
						4Q09	4Q10	12M09	12M10
Acapulco Tunnel	100%	1,788	6	Toll	1994	9,787	9,300	9,829	9,296
Corredor Sur	100%	2,355	20	Toll	2000	45,269	47,496	42,514	45,862
RCO (FARAC 1)	13.6%	6,342	558	Toll	2007	9,464	9,508	8,907	9,142
Mayab Consortium	100%	1,288	242	Toll	2008	2,381	2,299	2,467	2,386
Irapuato- La Piedad	100%	765	74	PPP	2008	9,857	9,820	9,373	9,556
Queretaro-Irapuato	100%	1,925	93	PPP	2010	-	16,638	-	15,711
Under Construction
Río Verde - Cd. Valles	100%	2,578	113	PPP+Toll	2011
La Piedad Bypass	100%	1,084	21	Toll	2011
Rio de los Remedios	50%	2,871	26	Toll	2011
N.Necaxa Tihuatlan	50%	2,025	85	PPP+Toll	2012
Mitla Tehuantepec	100%	-	169	PPP+Toll	2014

Water projects	% Ownership	Equity + Debt	Capacity (m3 mm)	Type	Beg. of Operations	Total Volume (million m3)
						4Q09	4Q10	12M09	12M10
Cd. Acuña	100%	318	0.5	Tariff	1998	2.5	1.1	10.1	7.8
Under Construction
Aqueduct II	42%	1,023	1.5	Tariff	2011
El Realito	51%	6	1.0	Tariff	2012
Agua Prieta	50%	5	8.5	Tariff	2012
Atotonilco	10.2%	5	42	Tariff	2013

Investor Relations	www.ica.com.mx	9/24

Airports

				12 months
(Ps. Million)	4Q09	4Q10	% Chg	2009	2010	% Chg
Total Revenues	483	536	11	1,896	2,144	13
Aeronautical	380	397	4	1,527	1,653	8
Non- Aeronautical	103	138	34	369	492	33
Operating Income	122	87	(29)	612	498	(19)
Adjusted EBITDA	222	218	(2)	1,014	965	(5)
Operating Margin	25.3%	16.3%		32.3%	23.2%
Adjusted EBITDA Margin	45.9%	40.7%		53.5%	45.0%
Debt	3,034	3,481	15
Cash and Cash Equivalents	340	501	47
Total Assets	10,498	10,701	2

				12 months
(millions)	4Q09	4Q10	% Chg	2009	2010	% Chg
Total passenger traffic	2.79	2.81	0.6	11.52	11.59	0.6
Domestic	2.36	2.34	(0.8)	9.71	9.66	(0.5)
International	0.43	0.47	8.3	1.81	1.93	6.7
Cargo Units (=100kg)	0.22	0.23	3.5	0.72	0.91	25.8

•	The Airports division includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA).

•
During the fourth quarter of 2010, total revenues increased 11%; aeronautical revenues grew 4% and non-aeronautical revenues grew 34%. Noteworthy were the increased revenues generated by the NH Terminal 2 Hotel at the Mexico City International Airport, advertising, commercial leases, restaurants, and OMA Carga.

•	Passenger traffic grew 0.6% in 4Q10, despite the indefinite suspension of the Grupo Mexicana airlines since August 2010.

•	The NH Terminal 2 Hotel in the Mexico City International Airport continued to increase its average occupancy rate, reaching 82% in the quarter.

•	Adjusted EBITDA decreased 2% in 4Q10, as a result of higher general and administrative expenses and increased depreciation.

The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	10/24

Housing Development

				12 months
(Ps. Million)	4Q09	4Q10	% Chg	2009	2010	% Chg
Total Revenues	654	844	29	2,271	3,048	34
Operating Income	49	70	41	165	276	67
Adjusted EBITDA	68	105	54	229	392	71
Operating Margin	7.5%	8.2%		7.3%	9.1%
Adjusted EBITDA Margin	10.4%	12.4%		10.1%	12.8%
Debt	1,477	1,476	(0)
Cash and Cash Equivalents	141	173	23

				12 months
Units Sold	4Q09	4Q10	% Chg	2009	2010	% Chg
Total	2,014	2,032	1	7,077	7,116	1
Economical	20%	21%		12%	23%
Low Income	61%	64%		66%	59%
Traditional	9%	1%		7%	1%
Middle income	9%	14%		15%	17%
* Units sold in Mexico.

•
Housing revenues increased 29% principally because of the reclassification of our participation in Los Portales in this segment effective in 2Q10, home sales at new projects, and the sale of a parcel of land to Prudential Real Estate Investors, as part of our joint venture with them.

•	ICA’s proportional share of Los Portales’ revenues in 4Q10 was Ps. 162 million.

•	ViveICA sold 2,032 units in 4Q10, at an average price of Ps. 306 thousand pesos.

•	At the end of 4Q10, ViveICA had 22 projects underway in 10 states in Mexico.

•	The land reserve as of December 31, 2010 was 1,718 hectares, equivalent to 83,389 homes.

Investor Relations	www.ica.com.mx	11/24

Consolidated Results

				12 months
(Ps.Million)	4Q09	4Q10	% Chg	2009	2010	% Chg

Revenues	8,452	9,151	8	30,871	34,965	13
Costs	7,326	7,852	7	26,327	29,951	14
Gross profit	1,126	1,298	15	4,544	5,014	10
Selling, general and operating expenses	589	733	24	2,099	2,503	19
Operating Income	537	565	5	2,445	2,511	3
Other income (loss), net	661	(118)		687	(164)
Comprehensive financing (cost)	(168)	(263)	57	(767)	(959)	25
Interest Expense	(259)	(411)	59	(1,033)	(1,277)	24
Interest Income	134	130	(3)	373	383	3
Exchange (Loss) Gain	(24)	(2)	(93)	(105)	8
Financial derivative effects	(19)	21		(2)	(73)	3,169
Share in net income (loss) of affiliated companies	137	180	32	(114)	79
Income before taxes	1,167	364	(69)	2,251	1,468	(35)
Taxes	1,010	(94)		1,368	264	(81)
Consolidated net income	157	458	192	884	1,204	36
Net income of minority interest	95	138	46	288	295	2
Net income of majority interest	63	320	412	595	909	53
Adjusted EBITDA	1,026	1,442	41	4,406	5,402	23
Earnings per share (Ps.)	Ps. 0.10	Ps. 0.49		Ps. 1.05	Ps. 1.40
Earnings per ADS (US$)	US$ 0.03	US$ 0.16		US$ 0.32	US$ 0.45
Weighted average shares outstanding (millions)	645.69	649.43		565.64	648.18

Fourth Quarter

•
Revenues increased 8% to Ps. 9,151 million in 4Q10, as compared to Ps. 8,452 million in 4Q09. Growth in Industrial Construction offset a decrease in revenues in Civil Construction, caused largely by delays on some projects.

•	Cost of sales increased 7% during the quarter. Cost of sales also includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

•
Selling, general, and administrative expenses were Ps. 733 million, an increase of 24% over the prior year period. The increase resulted primarily from the proportional consolidation of Los Portales starting 2Q10, increased bid preparation expenses, and higher administrative expenses in the business units.

•	Operating income was Ps. 565 million in 4Q10, an increase of 5%. The consolidated operating margin was 6.2%, as compared to 6.3% in 4Q09.

Investor Relations	www.ica.com.mx	12/24

•	Adjusted EBITDA was Ps. 1,442 million, an increase of 41% over 4Q09. The Adjusted EBITDA margin was 15.8% in 4Q10 as compared to 12.1% in 4Q09.

•
Other Income (loss) was a loss of Ps. 118 million, principally as a result of a provision for restructuring Rodio and to a lesser extent as a result of a decrease in fixed assets. During the prior year period, there was a gain from reversal of an impairment provision for the Acapulco Tunnel.

~~•~~
Comprehensive financing cost increased to Ps. 263 million from Ps. 168 million principally as a result of higher interest expense resulting from a higher level of debt on projects under construction and for the restructuring of loans in the Airports segment.

•	Share of net income of unconsolidated affiliates was Ps. 180 million, as compared to income of Ps. 137 million in the prior year period.

•
Income before taxes was Ps. 364 million, a decrease of 69%. The principal cause of the decrease was the gain recorded in Other Income in 4Q09 related to the reversal of an impairment provision for the Acapulco Tunnel.

•
Taxes were a net credit of Ps. 94 million, resulting from a change in estimates for deferred taxes for ICA’s subsidiaries, based on their financial projections. In accordance with MFRS, tax paying entities must register deferred taxes, either for income tax or for the flat rate corporate tax (IETU), based on financial projections as to which tax is expected to predominate in future periods.  These new projections show that some subsidiaries are expected pay more income tax and less IETU during future periods. The subsidiaries with the most significant changes are in the Airports division, with new projections based on the approved Master Development Plan for 2011-15, and in Housing, as a result of a change in strategy regarding acquisition of land reserves. In addition, the use of remaining tax loss carry forwards in a number of the largest subsidiaries implies that these entities are expected to be payers of income tax rather than IETU in future periods. The changes to deferred taxes do not affect cash flows in the period.

•	Consolidated net income was Ps. 458 million in 4Q10.

•	Net income of majority interest was Ps. 320 million.

o	Earnings per share were Ps. 0.49.

o	Earnings per ADS were US$ 0.16.

Full Year

•	Revenues increased 13% to Ps. 34,965 million in 2010. The Construction segment contributed 78% of revenues, Infrastructure 13%, and Housing 9%.

•
Selling, general, and administrative expenses were Ps. 2,503 million, an increase of 19% over the prior year period. The increase resulted primarily from the proportional consolidation of Los Portales in 2Q10 and the consolidation of Cotrisa in 4Q09, as well as from higher bidding and administration expenses.

•	Operating income increased 3% over 2009.

•
Adjusted EBITDA reached a record of Ps. 5,402 million, an increase of 23% over 2009. Construction contributed 46%, Infrastructure 46%, and Housing 7% of Adjusted EBITDA. The Adjusted EBITDA margin was 15.4%, including a provision recorded in 3Q10 related to the suspension of operations of the Grupo Mexicana airlines.   Excluding this provision, the margin would have been 15.9%.

•
Other Income (loss) was a loss of Ps. 164 million, mainly as a result of a provision for restructuring Rodio. During 2009, there was a gain from reversal of an impairment provision for the Acapulco Tunnel.

•	Comprehensive financing cost increased 25% principally as a result of higher interest expense resulting from a higher level of debt on projects under construction.

Investor Relations	www.ica.com.mx	13/24
1

•	Taxes were Ps. 264 million, as a result of the change in estimates for deferred taxes for ICA’s subsidiaries, described above under Consolidated Results—Fourth Quarter--Taxes.

•	Consolidated net income was Ps.1,204 million in 2010, an increase of 36%.

•	Net income of majority interest was Ps. 909 million, an increase of 53%, largely as a result of the change in estimates for deferred taxes.

o	Earnings per share were Ps. 1.40.

o	Earnings per ADS were US$ 0.45.

Adjusted EBITDA

(Ps. Million)	4Q09	4Q10	% Chg	12M09	12M10	% Chg
Net income of majority interest	63	320	412	595	909	53
Net income of minority interest	95	138	46	288	295	2
Taxes	1,010	(94)		1,368	264	(81)
Share in (loss) income of affiliated companies	137	180	32	(114)	79
Comprehensive financing (cost)	(168)	(263)	57	(767)	(959)	25
Other income (expense), net	661	(118)		687	(164)
Depreciation and amortization	353	525	49	1,273	1,650	30
Net interest expense included in cost of sales	136	352	158	687	1,241	81
Adjusted EBITDA	1,026	1,442	41	4,406	5,402	23
Adjusted EBITDA Margin	12.1%	15.8%		14.3%	15.4%

•
Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) net comprehensive financing cost, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our subsidiaries’ financing agreements.

Investor Relations	www.ica.com.mx	14/24

Debt

		December 31
Total debt (Ps.million)		2009	2010	% Var
Short Term		4,332	6,101	41
Long Term		18,795	26,370	40
Total Debt		23,128	32,470	40
Total Cash		4,097	4,376	7
Net Debt		19,030	28,094	48
Weighted average interest rate		7.3%	9.8%

Debt by type of currency	Short Term		Long Term
(Ps. million)	MXN	FX	MXN	FX
Civil	2,543	967	2,144	8,832
Industrial	155	-	-	-
Rodio	-	134	-	74
Concessions	354	926	9,685	1,699
Airports	343	-	3,138	-
Housing	618	61	680	117
Subtotal	4,013	2,088	15,647	10,723
Total	6,101		26,370
Total Debt	32,470

•
Debt increased as a result of the execution of projects that require financing, and in accordance with the terms of the financings for those projects. ICA expects that debt will continue to increase in step with the advance in the construction of financed projects, which include the concessions under construction and the La Yesca hydroelectric project.

•	83% percent of debt was bank debt and 17% was securities debt, principally for concessions.

•
19% of debt was short-term. Of this, 62% represented working capital lines for Civil Construction, Industrial Construction, and Rodio; 27% was in the Infrastructure segment, and included the current portion of long-term debt and OMA working capital lines; and 11% was in Housing Development, for construction loans and working capital lines.

•
Long-term debt was 81% of total debt: 55% was in Concessions and Airports; 32% was for the La Yesca hydroelectric project; and the balance was for structured financings in Housing and Civil Construction.

•	ICA’s policy is to contract financing in the same currency as the source of repayment; 39% of total debt is denominated in foreign currencies, principally U.S. dollars.

Investor Relations	www.ica.com.mx	15/24

Debt maturity profile	2011	2012	2013	+ 2014
Total	6,101	12,269	613	13,487
Bank Debt	5,886	11,840	361	8,891
Securities Debt	214	429	252	4,597

Financial Derivative Instruments

The following table shows the principal derivatives outstanding and their effect on results.

Project	Type of Instrument		Mark to Market (Ps. million)
		09/30/2010	12/31/2010	02/22/2011
Consolidated Subsidiaries
	CAP	1	1	1
La Yesca Hydroelectric Project	Floor	(334)	(276)	(269)
	FX Fwd	(140)	(86)	(65)
Querétaro- Irapuato	SWAPTION	(60)	(12)	(10)
Irapuato- La Piedad	CAP	0	0
Acapulco Tunnel	CAP	5	2
Aqueduct II*	CAP	-	1
Nuevo Necaxa- Tihuatlán*	SWAP	(537)	(366)	(286)
ICA, Río de la Compañía Tunnel	FX SWAP	2	1
Rio Verde- Cd. Valles Highway	SWAP	(389)	(310)	(283)
La Piedad Bypass	SWAP	(102)	(64)	(15)
Aeroinvest	SWAP	(3)	(2)
ICA, Tunnel Boring Machine	Fx Option/Swap	(19)	(25)

Non consolidated affiliates
FARAC1, RCO	SWAP UDIS	(506)	(309)	(259)
* Proportional consolidation

Investor Relations	www.ica.com.mx	16/24

Recent Developments

Campeche Playa/Faros de Panamá- In December 2010, in exercise of ICA’s rights as a creditor of the project and after meeting all the legal requirements, a guarantee trust was established in ICA’s favor, which includes substantially all the land of the project, including the buildings under construction, a golf course, and more than 289 hectares of prime beach front land, with ocean frontage of more than 2.5km. Consequently, ICA reclassified Ps. 1,514 million related to this project from accounts receivable to long-term inventory. Legal proceedings are in process to foreclose on the remaining guarantees which would cover the remaining approximately Ps. 430 million pesos that continue to be recorded as accounts receivable. Legal proceedings are also currently ongoing related to the final resolution of the foreclosure, control of the management of the development companies, and the related construction contracts. Judicial decisions to date have consistently favored ICA; therefore ICA believes that an adverse decision in these proceedings is unlikely. However, the Company can provide no assurance that the amounts related to the project will be collected or litigation will not delay or otherwise affect the completion of the project.

In addition, ICA has accounts receivable totaling approximately US$45 million with the same developer for the construction work on the foundation of the Faros de Panamá project, in Panama City, Panama. This receivable is secured by a mortgage on the land where the project is located. The legal process for foreclosing on this mortgage in Panama is advancing. The appraised value of the underlying property fully covers the amount of the receivable.

Placement of US$500 million in 10-year Senior Notes-  In February 2011, ICA placed US$500 million in Senior Notes (the “Notes”) under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Notes have a coupon of 8.9% per year and mature in 2021. The notes were issued by Empresas ICA, S.A.B. de C.V. and guaranteed on a senior unsecured basis by Constructoras ICA, S.A. de C.V., Controladora de Operaciones de Infraestructura, S.A. de C.V. and Controladora de Empresas de Vivienda, S.A. de C.V., each a subsidiary of ICA.  ICA used approximately 50% of the proceeds from the sale of the Notes to prepay existing indebtedness, including the securities debt of its subsidiary Aeroinvest. The remaining balance, after payment of fees and expenses related to the placement, is being used to fund equity contributions for new and existing projects, as well as for working capital purposes.

ICA announces signing two services contracts with the federal government- In February 2011, ICA signed two long-term Services Provider Contracts (“SPC”) with the Secretaría de Seguridad Pública (Ministry of Public Security, or “SSP”). The services include the construction, maintenance and other related services for infrastructure facilities over a period of 22 years.

ICA will add a total of approximately Ps. 7,500 million for both contracts to its backlog in the first quarter of 2011, for the construction work in the SPCs. The construction is expected to take 16 months. Once construction is completed, ICA will receive an annual payment under the terms of each SPC for the life of the contract.

Conference Call Invitation

ICA’s conference call will be held on on Tuesday, March 1, at 9:00 am Eastern Time (8:00 am Mexico City time). To participate, please dial 1-877-941-4775 toll-free from the U.S. or 1-480-629-9761 internationally. The conference ID is 4411967. The conference call will be Webcast live through streaming audio in: http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83646&eventID=3742816

A replay will be available until March 8, 2011 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, using conference ID 4411967.

Investor Relations	www.ica.com.mx	17/24

Consolidated Statement of Income

				12 months
(Ps.Million)	4Q09	4Q10	% Chg	2009	2010	% Chg

Revenues	8,452	9,151	8	30,871	34,965	13
Costs	7,326	7,852	7	26,327	29,951	14
Gross profit	1,126	1,298	15	4,544	5,014	10
Selling, general and operating expenses	589	733	24	2,099	2,503	19
Operating Income	537	565	5	2,445	2,511	3
Other income (loss), net	661	(118)		687	(164)
Comprehensive financing (cost)	(168)	(263)	57	(767)	(959)	25
Interest Expense	(259)	(411)	59	(1,033)	(1,277)	24
Interest Income	134	130	(3)	373	383	3
Exchange (Loss) Gain	(24)	(2)	(93)	(105)	8
Financial derivative effects	(19)	21		(2)	(73)	3,169
Share in net income (loss) of affiliated companies	137	180	32	(114)	79
Income before taxes	1,167	364	(69)	2,251	1,468	(35)
Taxes	1,010	(94)		1,368	264	(81)
Consolidated net income	157	458	192	884	1,204	36
Net income of minority interest	95	138	46	288	295	2
Net income of majority interest	63	320	412	595	909	53
Adjusted EBITDA	1,026	1,442	41	4,406	5,402	23
Earnings per share (Ps.)	Ps. 0.10	Ps. 0.49		Ps. 1.05	Ps. 1.40
Earnings per ADS (US$)	US$ 0.03	US$ 0.16		US$ 0.32	US$ 0.45
Weighted average shares outstanding (millions)	645.69	649.43		565.64	648.18

Investor Relations	www.ica.com.mx	18/24

Consolidated Balance Sheet

	December 31,
(Ps. Million)	2009	2010

Assets
Short Term Cash and Cash Equivalents	4,097	4,376
Trade and Contract Receivables	8,352	8,937
Other Receivables	2,196	2,627
Inventories	3,612	5,176
Other Current Assets	1,764	1,243
Total Current Assets	20,022	22,360
Trade and Contract Receivables	9,944	14,904
Restricted Cash	414	142
Investment in Subsidiaries & Affiliates	83	120
Other Investments	25,835	29,227
Investment in Concessions	23,013	26,089
Long Term Inventories	2,822	3,139
Long Term Assets	36,275	44,393
Property, Plant and Equipment Net	4,273	4,212
Other Assets	4,175	4,023
Total Assets	64,745	74,988
Liabilities
Accounts Payable	4,841	5,940
Current Debt	4,332	6,101
Other Current Liabilities	8,217	7,034
Total Current Liabilities	17,390	19,075
Long-Term Debt	18,795	26,370
Other Noncurrent Liabilities	7,794	7,970
Total Liabilities	43,979	53,414
Majority Stockholders' Equity	16,806	17,440
Minority Interest in Consolidated Subsidiaries	3,960	4,134
Stockholders' Equity	20,766	21,574

Total Liabilities and Stockholders' Equity	64,745	74,988

Investor Relations	www.ica.com.mx	19/24

Statement of Cash Flows

	12 months
(Ps. Million)	2009	2010

Operating Activities
Income before taxes	2,251	1,468

Items in income that do not affect cash	2,332	3,600
Resources used in operations	(6,750)	(9,665)
Net flow from operating activities	(2,167)	(4,596)

Investing activities
Acquisition of businesses	(194)	(261)
Acquisition of real estate, machinery and equipment	(1,256)	(487)
Acquisition of other long term assets	(2,628)	(2,173)
Sale of real estate, machinery and equipment	225	390
Others	(999)	192
Net flow from investing activities	(4,851)	(2,339)

Financing activities
Borrowings	8,456	14,346
Debt payments	(2,714)	(4,631)
Interest expense	(1,694)	(2,056)
Financial lease payments	(13)	(37)
Decreases in minority interest	(249)	(94)
Increases in majority shareholders' equity	2,979	4
Share repurchases	(8)	-
Financing for financial derivatives	(500)	(535)
Net cash flow from financing activities	6,257	6,997
Net change in cash and cash equivalents	(761)	62
Adjustments in cash flow for exchange variations	39	(68)
Cash and cash equivalents at beginning of period	5,232	4,511
Cash and cash equivalents at end of period	4,511	4,504

Investor Relations	www.ica.com.mx	20/24

Consolidated Segment Information, Fourth Quarter

	4Q09	4Q10	%Var		4Q09	4Q10	%Var		4Q09	4Q10

	Revenues			X	Operating Income			X	Operating Margin
Civil	6,006	5,470	(9)		13	160	1,177		0.2%	2.9%
Industrial	782	1,670	114		64	144	124		8.2%	8.6%
Rodio	219	172	(21)		4	(24)			1.9%	-14.2%
Construction	7,006	7,312	4		81	279	245		1.2%	3.8%
Housing	654	844	29		49	70	41		7.5%	8.2%
Other Concessions	563	698	24		294	116	(61)		52.2%	16.6%
Airports	483	536	11		122	87	(29)		25.3%	16.3%
Infrastructure	1,046	1,234	18		416	203	(51)		39.8%	16.4%
Other*	(254)	(240)	(5)		(9)	13
TOTAL	8,452	9,151	8		537	565	5		6.3%	6.2%

	4Q09	4Q10	%Var		4Q09	4Q10	%Var		4Q09	4Q10
	Depr. & Amort.				Adjusted EBITDA				Adjusted EBITDA Margin
Civil	135	272	101		168	616	266		2.8%	11.3%
Industrial	9	9	7		82	158	93		10.5%	9.4%
Rodio	15	13	(10)		19	(11)			8.6%	-6.6%
Construction	158	294	86		269	762	184		3.8%	10.4%
Housing	1	12	901		68	105	54		10.4%	12.4%
Other Concessions	81	80	(2)		464	349	(25)		82.4%	49.9%
Airports	100	131	32		222	218	(2)		45.9%	40.7%
Infrastructure	181	211	16		686	567	(17)		65.6%	45.9%
Other*	12	8	(32)		3	8	168
TOTAL	353	525	49		1,026	1,442	41		12.1%	15.8%

	4Q09	4Q10	%Var		4Q09	4Q10	%Var		4Q09	4Q10
	Total Assets				Debt				Capital Expenditures
Civil	25,851	32,170	24		7,923	14,486	83		149	164	10
Industrial	2,881	2,838	(1)		511	155	(70)		(6)	23
Rodio	1,227	981	(20)		145	208	44		95	24
Construction	29,958	35,988	20		8,578	14,850	73		239	211	(12)
Housing	6,009	9,119	52		1,477	1,476	(0)		25	16
Other Concessions	20,980	25,386	21		9,775	12,663	30		346	636	84
Airports	10,498	10,701	2		3,034	3,481	15		39	399	932
Infrastructure	31,478	36,087	15		12,809	16,144	26		385	1,034	169
Other*	(2,700)	(6,206)	130		264	-			25	5	(79)
TOTAL	64,745	74,988	16		23,128	32,470	40		675	1,267	88
*Other includes holding company and consolidation effects.

Investor Relations	www.ica.com.mx	21/24

Consolidated Segment Information, Twelve Months

	2009	2010	%Var		2009	2010	%Var		2009	2010

	Revenues			X	Operating Income			X	Operating Margin
Civil	19,604	22,143	13		702	841	20		3.6%	3.8%
Industrial	3,974	4,401	11		228	213	(7)		5.7%	4.8%
Rodio	1,514	1,306	(14)		43	13	(70)		2.9%	1.0%
Construction	25,092	27,850	11		973	1,067	10		3.9%	3.8%
Housing	2,271	3,048	34		165	276	67		7.3%	9.1%
Other Concessions	2,231	2,677	20		707	589	(17)		31.7%	22.0%
Airports	1,896	2,144	13		612	498	(19)		32.3%	23.2%
Infrastructure	4,127	4,822	17		1,319	1,087	(18)		32.0%	22.5%
Other*	(619)	(754)	22		(11)	81
TOTAL	30,871	34,965	13		2,445	2,511	3		7.9%	7.2%

	2009	2010	%Var		2009	2010	%Var		2009	2010
	Depr. & Amort.				Adjusted EBITDA				Adjusted EBITDA Margin
Civil	469	717	53		1,406	2,118	51		7.2%	9.6%
Industrial	35	38	10		301	274	(9)		7.6%	6.2%
Rodio	67	63	(6)		110	76	(31)		7.3%	5.8%
Construction	570	818	44		1,818	2,468	36		7.2%	8.9%
Housing	5	26	407		229	392	71		10.1%	12.8%
Other Concessions	280	319	14		1,340	1,535	14		60.1%	57.3%
Airports	402	467	16		1,014	965	(5)		53.5%	45.0%
Infrastructure	683	786	15		2,355	2,499	6		57.1%	51.8%
Other*	16	20	29		4	43	878
TOTAL	1,273	1,650	30		4,406	5,402	23		14.3%	15.4%

	2009	2010	%Var		2009	2010	%Var		2009	2010
	Total Assets				Debt				Capital Expenditures
Civil	25,851	32,170	24		7,923	14,486	83		827	850	3
Industrial	2,881	2,838	(1)		511	155	(70)		17	40	145
Rodio	1,227	981	(20)		145	208	44		95	38
Construction	29,958	35,988	20		8,578	14,850	73		939	928	(1)
Housing	6,009	9,119	52		1,477	1,476	(0)		30	101	242
Other Concessions	20,980	25,386	21		9,775	12,663	30		1,676	2,239	34
Airports	10,498	10,701	2		3,034	3,481	15		943	626	(34)
Infrastructure	31,478	36,087	15		12,809	16,144	26		2,619	2,865	9
Other*	(2,700)	(6,206)	130		264	-			30	14	(54)
TOTAL	64,745	74,988	16		23,128	32,470	40		3,617	3,908	8
*Other includes holding company and consolidation effects.

Investor Relations	www.ica.com.mx	22/24

Notes and disclaimers

Mexican Financial Reporting Standards (MFRS): Financial statements and other information are presented in accordance with Mexican Financial Reporting Standards and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Early adoption of International Financial Reporting Standards: In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. The U.S. Securities and Exchange Commission (SEC) allows foreign issuers to eliminate the reconciliation of financial statements with U.S. GAAP, if the statements are prepared under IFRS.

The Board of Directors approved early adoption of IFRS for the year ending December 31, 2011, and to consider January 1, 2010 as “the start date for the transition period.” As a result, the financial statements for the year ended December 31, 2010 are the last statements that will be prepared in accordance with MFRS.

The early adoption is intended to meet international requirements in terms of disclosure and transparency of financial information, as well as to aid investors in their evaluation and comparisons with other companies in the same sector, in order to facilitate making investment decisions in the Company. Consequently, effective January 1, 2011, the Company suspended the application of MFRS in the preparation of its financial statements.

Following is a description of the changes in the principal accounting policies, as well as an estimated quantification of the effects of the adoption of IFRS on the principal items in the financial statements; this is also under review by the Company’s external auditors.

•
Effects of inflation: In accordance with IFRS, the effects of inflation are recognized when accumulated inflation during the prior three years reaches or exceeds 100%. Given that the Mexican environment ceased being hyperinflationary since 1999, the effects of inflation registered through 2007 are cancelled, except for the valuation of certain plant, machinery and equipment accounts that use the assumed cost exception contemplated in IFRS 1. As of December 31, 2010, the accumulated inflation adjustments that have been eliminated total Ps. 2,838 million.

•
Capitalized comprehensive financial results: In accordance with MFRS, the company capitalizes the effect of financial derivatives directly related to construction and concession contracts. Starting with the adoption of IFRS, these effects will be recorded in the results for the period. As of December 31, 2010, the amount pending application to results totaled Ps. 886 million.

•
Amortization of airport concessions: In accordance with IFRS, the amortization of the concession is based on the term of the concession, which is 50 years. In accordance with MFRS, the amortization of the concession is based on the estimated useful life of the various components that make up the investment in the airport concessions. In the transition period, the amount of accumulated amortization that is cancelled was Ps. 900 million.

•
Maintenance expenses: In accordance with IFRS, maintenance costs in airports that are approved as part of the Master Development Plan are charged as expenses during the reporting period. In accordance with MFRS, such costs are capitalized as part of assets in the period the outflow is made. The effect of this change totals Ps. 429 million.

•
Income taxes: The Company will recalculate its deferred taxes under IFRS based on adjusted values for assets and liabilities that require modifications based on the adoption of the new standards. The total effect of this change is a reduction of Ps. 1,820 million.

•
Bidding expenses: These concepts are capitalized and considered as part of contract costs under IFRS, provided that the contract award is made in the same reporting period as the expense is incurred. As of December 31, 2009, there were Ps. 25 million in expenses for pending bids that had not yet been awarded.  These are cancelled as part of the opening balance for the transition year.

•
Deferred Employees' Statutory Profit Sharing (PTU): Under MFRS, deferred PTU resulting from timing differences between financial reporting and tax values are charged against results of the period. Under IFRS, only cash PTU is recognized. The amount in the MFRS financial statements for deferred PTU assets is Ps. 15 million.

•
Employee benefits: Under IFRS, the provision for employee severance is only recorded when it generates the payment obligation or when there are formal retirement plans. As of December 31, 2010, there was a provision under MFRS for Ps. 228 million.

Investor Relations	www.ica.com.mx	23/24

•
Employee bonuses: Incentives based on earnings are recognized in the period that the employee provided services when the company has a legal or constructive obligation and can estimate the amount of such bonuses. Based on the foregoing, under IFRS a provision for employee bonuses for Ps. 253 million as of January 1, 2010 was recognized.

•
Debt placement expenses and issue discounts: In December 2010, there was an exchange of outstanding debt for new debt.  Under MFRS, the replacement debt is not considered to be a new instrument, since the net present value of the cash flows of the new debt is only 10% less than the net present cash flows of the former debt. Consequently, placement expenses and discounts on the former debt continue to be amortized over the remaining life of the new debt.  However, under IFRS, there is the requirement that such an exchange be done with the same creditor, which condition was not satisfied here. Under IFRS, the amount of expenses to be amortized as of December 31, 2010 was Ps. 150 million.

Other Notes

Unaudited financials: Financial statements are unaudited, preliminary statements.

Prior period comparisons: Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 12.3825 per U.S. dollar.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in Mexican Financial Reporting Standards (MFRS). Other derivative financial instruments that do not meet MFRS requirements for hedge accounting treatment are designated as trading derivatives. ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by fourth party experts, and supported by sufficient, reliable, and verifiable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems and; homebuilding. For more information visit www.ica.com.mx.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer